Exhibit 7

Cookson Group plc

165 Fleet Street

London EC4A 2AE

Tel +44(0)20 7822 0000

Fax +44(0)20 7822 0100

Number of Ordinary Shares[•]

5 December 2006

[Name and Address of shareholder]

Dear Shareholder

COOKSON GROUP PLC (THE “COMPANY” OR “COOKSON”) – REQUIRED DISPOSAL OF ORDINARY SHARES

The articles of association of Cookson (the “Articles”) give Cookson’s Board of Directors (the “Board”) the ability to limit the number of US residents holding ordinary shares in the Company.

These powers became exercisable following the approval of the relevant resolutions at Cookson’s Extraordinary General Meeting on 12 January 2006. They enable the Board, at its discretion, to require US resident shareholders (whether holding shares directly or through nominees) to sell their shares in order to ensure that the number of US resident holders of ordinary shares in Cookson is below 300 at each financial year end. Under the currently applicable rules, this is required for the Company to avoid re-commencement of its registration obligations with the U.S. Securities and Exchange Commission (the “SEC”) following the Company’s filing for termination of SEC registration of its ordinary shares on 21 February 2006.

The Articles define “US Holders” as:

(i)	persons resident in the US who hold shares in the Company (including, without limitation, shares now or at any time represented by American depositary shares) in any manner described in Rule 12g3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee); and

(ii)	persons who appear, at any time, to the Directors to fall within sub-paragraph (i) of this definition of US Holder.

You have been identified by the Board as a US Holder. Article 47.1 therefore gives the Board the power to call for you to dispose of your shares within 21 days.

This notice is issued to you pursuant to Article 47.1 of the Articles, and requires you to dispose of your shares within 21 days of its date (i.e. by no later than 26 December 2006) or to notify us why you should not be deemed to be a US Holder.

Registered in England & Wales number 251977. Registered Office as above.

If you do not dispose of your shares within this period, or do not satisfy us that you are not a US Holder, Article 47.2 gives the Board the power to dispose of your shares on your behalf. In these circumstances, in accordance with the provisions of the Articles, you (and all other persons interested in your shares) will be deemed to have irrevocably and unconditionally authorised the Board to do so. The manner, timing and terms of any such disposal shall be as determined by the Board (based on advice as appropriate) to be the best reasonably obtainable in the market having regard to all the circumstances. The Board shall not be liable to any person for any of the consequences of reliance on such advice.

If you dispose of your shares before 26 December 2006, please notify the Company, providing details of the date of the disposal and the purchaser or broker through whom the disposal was effected. If the Board is satisfied with your response, it will not seek to have the shares sold on your behalf. Alternatively, the Board will not seek to have the shares sold on your behalf if you confirm in writing that you are not a US Holder, having provided supporting evidence that this is the case, and the Board is satisfied with your response. In each case, we must receive satisfactory written confirmation by no later than 26 December 2006. You should send your written confirmation by post to my attention at 165 Fleet Street, London EC4A 2AE, United Kingdom; by email at: shareholder.information@cookson.co.uk, or by fax at: +44 (0) 20 7822 0104.

If your shares are disposed of under Article 47.2, a cheque in the amount of the gross proceeds of such sale, without interest, will be sent to the address that appears on the Cookson share register for you. The amount will be paid in UK pounds sterling. If you wish to receive the sale proceeds in US dollars, we must receive your request in writing by no later than 9 January 2007. You must send your written request to receive the proceeds in US dollars to my attention at 165 Fleet Street, London EC4A 2AE, United Kingdom; by email at: shareholder.information@cookson.co.uk, or by fax at: +44 (0) 20 7822 0104. In addition, you should return your share certificate to Ms Barbara Lang at Cookson America, Inc in accordance with the directions set out in the next paragraph. The UK pound sterling amount of the sale proceeds will be converted to US dollars by reference to a spot US dollar:UK pound sterling exchange rate on 27 December 2006.

As mentioned in the above paragraph, if you do wish to receive the sale proceeds in US dollars, please also send your share certificate to Ms Barbara Lang by no later than 9 January 2007 at the following address:

Barbara Lang

Cookson America, Inc

One Cookson Place

Providence, RI 02903

USA

If you have any questions on the contents of this letter, please do not hesitate to contact me at 165 Fleet Street, London EC4A 2AE, United Kingdom; by email at: shareholder.information@cookson.co.uk, by telephone at: +44 (0) 20 7822 0000 or by fax at: +44 (0) 20 7822 0104.

Yours sincerely

Richard Malthouse – Group Secretary

For and on behalf of

Cookson Group plc